May 14, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Lottery.com, Inc.
Registration Statement on Form S-1
File No. 333-286503

Acceleration Request
Requested Date: May 14, 2025, 11:00 am Eastern Standard Time

Gentlemen and Ladies:

In accordance with the conversation you had with our counsel on May 13, 2025, we have revised the S-1 and filed today to respond to the oral comments received. Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lottery.com, Inc., a Delaware corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-286503) be declared effective at the “Requested Date” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement on Form S-1 (the “Filing”) effective, it does not foreclose the Commission from taking any action with respect to the Filing;
●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and
●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies and please contact us at your convenience if you require any additional information.

Very truly yours,

/s/ Mathew MacGahan
Mathew MacGahan
Chief Executive Officer